UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 April 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2 April 2025

Retirement of Ken MacKenzie as independent Non-executive Director

Ken MacKenzie retired as an independent Non-executive Director of BHP Group Limited on 31 March 2025.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entity	BHP Group Limited

ABN 49 004 028 077

We (the entity) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of director	Ken MacKenzie

Date of last notice	22 August 2022

Date that director ceased to be director	31 March 2025

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	Nil

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest KN MacKenzie Pty Ltd, as trustee for the MacKenzie Family Trust MacKenzie Super Investments Pty Ltd, as trustee for the MacKenzie Family S/F Trust Indirect

Number & class of securities

Indirect interest in 58,446 BHP Group Limited ordinary shares:

•  15,000 of those shares are held by KN MacKenzie Pty Ltd, as trustee for the MacKenzie Family Trust; and

•  43,446 of those shares are held by MacKenzie Super Investments Pty Ltd, as trustee for the MacKenzie Family S/F Trust.

Ken MacKenzie is a Director of MacKenzie Super Investments Pty Ltd and is a beneficiary of the MacKenzie Family S/F Trust.

BHP Confidential

Part 3 – Director’s interests in contracts

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Authorised for release by Stefanie Wilkinson, Group Company Secretary

Stefanie Wilkinson

T: +61 3 9609 2153

T: +61 3 9609 3500

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: April 2, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary